Exhibit 7.28

CHRIS R. HOEHN-SARIC

SUMMARY OF TERMS AND CONDITIONS

This Summary of Terms and Conditions (this “Term Sheet”) signed by the parties constitutes a commitment by Goldman, Sachs & Co. (“Goldman Sachs”) (the “Lender”) to lend subject to the terms set forth herein and completion of required account documentation, including margin and options exercise documentation.  Its terms may not be all-inclusive and additions and changes may be made as the Lender or its counsel deem necessary, prudent or desirable.  By accepting delivery of this Term Sheet, you agree that this Term Sheet is for your confidential use only and that the terms hereof will not be disclosed by you to any person other than your accountants, attorneys and other advisors, and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby, unless you otherwise reasonably determine, after consultation with counsel, that you are required or that it would be appropriate to disclose such terms under any applicable law, rule or regulation.

Borrower:	Chris R. Hoehn-Saric

Lender:	Goldman, Sachs & Co.

Facility:	Up to $17.9 mm non-amortizing term loan (not to exceed 50% of the initial market value of the collateral)

Guarantor:	n/a

Purpose:	Fund options exercise

Collateral:	Laureate Education Inc stock (LAUR) held in a custody account at Goldman, Sachs & Co. [Note: Assignment of contractual rights under voting agreement to be determined]

Loan To Value:	50% initial, 40% maintenance

Recourse:	Recourse limited to LAUR shares in custody account.

Interest:	Overnight LIBOR plus 50 basis points, calculated daily with monthly compounding.

Term:	Not to exceed six months and expiring not later than completion of the merger.

Repayment:	Loan plus accrued interest due immediately upon completion of the merger.

Conditions Precedent and other Terms:	The definitive documentation for the Loan will include conditions precedent customary for this type of transaction. Such conditions precedent will include (but not be limited to) the following:

	1)	Execution of applicable documents, including but not limited to margin and options exercise documentation in form and substance satisfactory to the Lender and its counsel.

2)	Satisfactory legal review of LAUR shares

3)

The commitment can only be drawn if there is a voting agreement in place and it is  necessary to exercise options which when exercised and combined with the shares (a)  owned by the buying consortium at the time of such exercise and (b) subject to other voting  agreements in favor of the buying consortium would enable the consortium to vote a  majority of the outstanding shares of the company at a shareholder meeting called to  approve a merger of the company and an affiliate of the buying consortium.

Representations and Warranties:

The definitive documentation for the Loan will include customary representations and warranties for transactions of this nature, including but not limited to those relating to organization, power, authorization, enforceability, execution, delivery and performance; consents and approvals; no violation of law, organizational documents or existing agreements; payment of taxes; solvency; full disclosure; no material adverse change; financial condition; no default under material agreements; and no litigation.

Events of Default:

The definitive documentation for the Loan will include customary events of default, including but not limited to those relating to failure to make payments; failure to comply with material loan conditions/covenants; material misrepresentations; failure to pay material indebtedness; bankruptcy, material failure of collateral; material judgments; and material adverse change in the Borrower’s financial condition.

Acknowledged and accepted this 4th day

of June, 2007

/s/ R. CHRISTOPHER Hoehn Saric
R. Christopher Hoehn Saric

/s/ Susan Barnes
Goldman, Sachs & Co.
Susan Barnes